Exhibit 99.1

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2025

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	As of September 30,	As of March 31,
	2025	2025
	$’000	$’000
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	8,780	3,838
Cash segregated for regulatory purpose	6,312	5,019
Receivables from:
Customers, net of allowance for credit losses of $509,000 and $500,000 as of September 30, 2025 and March 31, 2025, respectively	5,084	146
Customers - related parties, net of allowance for credit losses of $17,000 and $1,000 as of September 30, 2025 and March 31, 2025, respectively	277	46
Brokers-dealers and clearing organizations, net of allowance for credit losses of $10,000 and nil as of September 30, 2025 and March 31, 2025, respectively	873	19
Prepaid expenses and other current assets, net	976	577
Short-term investments	5,800	-
Amount due from related parties	234	12
Amount due from a director of a subsidiary	18	-
Total current assets	28,354	9,657

Non-current assets:
Investment in associates	7,504	-
Long-term investments, net	494	368
Property and equipment, net	261	157
Operating lease right-of-use assets, net	2,054	671
Intangible assets, net	71	86
Refundable deposits	771	1,017
Prepaid expenses, net	604	352
Goodwill	343,053	-
Total non-current assets	354,812	2,651
TOTAL ASSETS	383,166	12,308

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other borrowings	-	420
Payables to customers	6,682	5,022
Accruals and other current liabilities	684	524
Payables to virtual assets service providers	4,665	-
Operating lease liabilities - current	914	577
Amount due to directors	100	951
Amount due to a related party	1	-
Total current liabilities	13,046	7,494

Non-current liabilities:
Operating lease liabilities - non-current	1,125	83
Total non-current liabilities	1,125	83
TOTAL LIABILITIES	14,171	7,577

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value per share; 950,000,000 shares authorized; 155,825,986 and 8,440,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively)	16	1
Class B Ordinary shares (US$0.0001 par value per share; 50,000,000 shares authorized; 31,371,599 and 8,040,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively)	3	1
Additional paid-in capital	388,097	19,219
Accumulated losses	(19,154)	(14,522)
Accumulated other comprehensive income	17	32
	368,979	4,731
Non-controlling interests	16	-
TOTAL EQUITY	368,995	4,731

TOTAL LIABILITIES AND EQUITY	383,166	12,308

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Revenues
Securities brokerage commissions and handling income	13	75
Investment advisory fees	159	318
Corporate consultancy service income	160	237
Asset management income - related parties	328	380
Virtual assets service income	5,180	15
Interest income	-	30
Referral income	2	-
Total revenues	5,842	1,055

Expenses
Marketing and promotion expenses	515	934
Commission and handling expenses	133	18
Professional fee	1,673	539
Information technology expenses	685	309
Office expenses	433	447
Allowance for (reversal of) credit losses	35	(412)
Employee benefits expenses	1,673	4,367
Referral fee	-	139
Virtual assets service costs	4,665	-
Share of results of an associate	(3)	27
Impairment loss of long-term investments	-	259
General and administrative expenses	678	721
Total expenses	10,487	7,348

Other income
Interest income	6	34
Other income	5	4
Total other income	11	38

Loss before income tax expense	(4,634)	(6,255)

Income tax expense	-	-

Net loss	(4,634)	(6,255)

Net loss attributable to
Owners of the Company	(4,632)	(6,255)
Non-controlling interests	(2)	-
	(4,634)	(6,255)

Other comprehensive (loss) income
Foreign currency translation adjustment	(15)	31
Total comprehensive loss	(4,649)	(6,224)

Attributable to
Owners of the Company	(4,647)	(6,224)
Non-controlling interests	(2)	-
	(4,649)	(6,224)

Basic and diluted net loss per share	(0.07)	(0.39)
Weighted average number of shares outstanding - basic and diluted*	70,503,638	15,961,639

*	Retroactively restated for effect of share re-classification on December 17, 2024 (see Note 15)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	Class A ordinary shares		Class B ordinary shares		Additional		Accumulated other	Non-
	Number of shares	Amount	Number of shares	Amount	paid-in capital	Accumulated losses	comprehensive (loss) income	controlling interests	Total equity
		$’000		$’000	$’000	$’000	$’000	$’000	$’000
Balance as of April 1, 2025	8,440,000	1	8,040,000	1	19,219	(14,522)	32	-	4,731
Issuance of ordinary shares	147,385,986	15	23,331,599	2	368,878	-	-		368,895
Non-controlling interests arising on formation of a subsidiary	-	-	-	-	-	-	-	18	18
Foreign currency translation adjustment	-	-	-	-	-	-	(15)	-	(15)
Net loss	-	-	-	-	-	(4,632)	-	(2)	(4,634)

Balance as of September 30, 2025	155,825,986	16	31,371,599	3	388,097	(19,154)	17	16	368,995

	Class A ordinary shares			Class B ordinary shares		Additional		Accumulated other	Total
	Number of			Number of		paid-in	Accumulated	comprehensive	shareholders’
	shares*	Amount		shares*	Amount	capital	losses	(loss) income	equity
		$’000			$’000	$’000	$’000	$’000	$’000
Balance as of April 1, 2024	7,460,000	-	**	8,040,000	1	14,908	(5,984)	(1)	8,924
Share based compensations	480,000	1		-	-	3,311	-	-	3,312
Foreign currency translation adjustment	-	-		-	-	-	-	31	31
Net loss	-	-		-	-	-	(6,255)	-	(6,255)

Balance as of September 30, 2024	7,940,000	1		8,040,000	1	18,219	(12,239)	30	6,012

*	Retroactively restated for effect of share re-classification on December 17, 2024 (see Note 15)

**	Less than US$1,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Cash flows from operating activities:
Net loss	(4,634)	(6,255)
Adjustment to reconcile net loss to cash used in operating activities:
Amortization of intangible assets	4	15
Depreciation of property and equipment	52	36
Amortization of operating lease right-of-use assets	386	-
Allowance for (reversal of) credit losses	35	(412)
Share based compensations	-	3,312
Loss on disposal of intangible assets	11	-
Share of results of an associate	(3)	27
Impairment loss of long-term investments	-	259
Interest income from loan to a third party	-	(26)
Change in operating assets and liabilities:
Change in receivables from customers	(5,194)	2,361
Change in receivables from brokers-dealers and clearing organizations	(864)	(208)
Change in refundable deposits	246	(13)
Change in prepaid expenses and other current assets	(558)	737
Change in amounts with related parties	(1)	-
Change in payables to customers	1,660	571
Change in payables to clearing organizations	-	170
Change in accruals and other current liabilities	153	71
Change in payables to virtual assets service providers	4,665	-
Change in contract liabilities	-	151
Change in operating lease liabilities	(402)	(12)
Cash (used in) provided by operating activities	(4,444)	784

Cash flows from investing activities
Purchase of intangible assets	-	(67)
Purchase of property and equipment	(3)	(21)
Purchase of long-term investments	(126)	(658)
Acquisition of subsidiaries	760	-
Purchases of short-term investments	(7)	-
Repayment of loan from a third party	-	1,010
Cash provided by investing activities	624	264

Cash flows from financing activities
Proceeds from capital injections from investors	11,394	-
Advance from related parties	-	22
Repayment of other borrowings	(420)	-
Change in amounts with a director of a subsidiary	18	-
Change in amounts with directors	(937)	-
Cash provided by financing activities	10,055	22

Net change in cash, cash equivalents and cash segregated for regulatory purpose	6,235	1,070
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the period	8,857	7,251
Cash, cash equivalents and cash segregated for regulatory purpose at the end of the period	15,092	8,321

Supplementary cash flows information
Cash received from interest income	6	34

Supplemental schedule of non-cash investing and financing activities
Right-of-use assets obtained in exchange of new operating lease liabilities	1,043	-
Investment of associate through issuance of Class A Ordinary Shares	7,500	-
Investment of subsidiaries through issuance of Class A and Class B Ordinary Shares	350,000	-

	As of September 30,	As of September 30,
	2025	2024
	$’000	$’000
Reconciliation to amounts on interim condensed consolidated balance sheets:
Cash at banks	3,810	2,459
Money market funds	4,970	-
Total cash and cash equivalents	8,780	2,459
Cash segregated for regulatory purpose	6,312	5,862
Total cash, cash equivalents and cash segregated for regulatory purpose	15,092	8,321

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Solowin Holdings (collectively the “Company”) is a company incorporated in Cayman Islands with limited liability on July 23, 2021. The Company is an investment holding company.

Solomon JFZ (Asia) Holdings Limited (“SJFZ”) was incorporated on July 25, 2016. SJFZ is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management).

On December 4, 2023, as a part of the strategic expansion into the private wealth management business, the Company formed a new wholly owned subsidiary, Solomon Private Wealth Limited (“Solomon Wealth”), under the laws of Hong Kong.

Solomon Global Asset Management Limited (“SGAM”) is a company incorporated in British Virgin Islands with limited liability on August 4, 2023. On March 12, 2025, Solomon Wealth entered into a preliminary agreement for the acquisition from an external third party of 100% of equity interest of SGAM. The transaction was completed on March 13, 2025. On May 7, 2025, Solomon Wealth transferred 100% ownership of SGAM to the Company. As a result, SGAM became a wholly-owned subsidiary of Company.

On April 15, 2025, as a part of our strategic expansion into the stablecoin business, the Company formed a new wholly owned subsidiary, AX Coin Limited, under the laws of Hong Kong, and subsequently renamed it as AX Coin HK Limited on September 12, 2025.

On April 25, 2025, as a part of our strategic development of digital assets investment business, the Company, together with our Chairman and Chief Executive Officer Mr. Ling Ngai Lok, set up a new subsidiary, Solowin Investment Limited, under the laws of Hong Kong, in which the Company holds 4,000 shares out of 10,000 issued shares, accounting for 40% of the entity. On November 19, 2025, the Company acquired Mr. Lok’s shares in the entity for a total purchase price of $1.00, and the entity became a wholly owned subsidiary of the Company. Subsequently, the entity was renamed as AlloyX Venture Limited on November 25, 2025. As to date of these financial statements, AlloyX Venture Limited has not commenced substantive operations.

On June 16, 2025, the Company entered into a sale and purchase agreement with two individuals, pursuant to which the Company purchased from them, a 48% stake in Tiger Coin (Hong Kong) Limited, a private company limited by shares incorporated in Hong Kong, for a total purchase price of $7,500,000. Such purchase price was satisfied by the issuance of an aggregate of 7,500,000 Class A Ordinary Shares of the Company to them, with each person receiving 3,750,000 Class A Ordinary Shares. The transaction was completed in June 2025.

On August 11, 2025, the Company entered into a sale and purchase agreement to acquire 100% of AlloyX Limited, a Cayman Islands company developing next-generation stablecoin infrastructure centered on tokenized money-market funds and cross-border payments. Consideration to the sellers comprised 106,779,926 Class A Ordinary Shares and 23,331,599 Class B Ordinary Shares. Upon the closing of the Acquisition on September 3, 2025, AlloyX became a wholly owned subsidiary of the Company. AlloyX has four subsidiaries, including (i) Master Venus Limited, a company incorporated under the laws of Samoa, (ii) AlloyX (Hong Kong) Limited, a company incorporated under the laws of Hong Kong, (iii) AlloyX Group PTE Ltd, a company incorporated under the laws of Singapore, and (iv) Bravo Valor Partners Ltd, a company incorporated under the laws of the State of Washington, the United States of America.

On August 15, 2025, the Company entered into a sale and purchase agreement, with one individual, pursuant to which the Company purchased from the shareholder 190,000 ordinary shares, representing 19% of the issued and paid-up share capital, in GPL Remittance Pte. Ltd., an exempt private company limited by shares incorporated in Singapore (“GPL”), for consideration of SGD161,500 in cash. As of the date of this report, this acquisition has closed.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Cont)

On August 25, 2025, the Company, together with the Company’s Chairman and Chief Executive Officer, Mr. Ling Ngai Lok, and the Company’s director, Mr. Haokang Zhu, formed a new subsidiary, AX Coin Limited (“AX Coin Cayman”) under laws of the Cayman Islands, in which the Company   holds 32,000 shares out of 50,000 outstanding shares, accounting for 64% of the entity. On October 23, 2025, the Company   transferred AX Coin HK Limited to AX Coin Limited, and as a result, AX Coin HK Limited became as a wholly owned subsidiary of AX Coin limited. AX Coin Limited’s major business is enterprise-grade stablecoin issuance and provision of an infrastructure platform tailored for B2B scenarios including payments, treasury management and tokenized asset settlement.

The Company together with its subsidiaries (collectively the “Group”) are primarily engaged in providing (a) traditional financial services, including investment banking services, wealth management services, asset management services, and (b) Digital assets-related services, including virtual assets trading and related services, payment infrastructure and tokenization as a service in Hong Kong.

Details of the Company and its subsidiaries are set out in the table as follows:

		Percentage of effective ownership
Name	Date of incorporation	September 30, 2025	March 31, 2025	Place of incorporation	Principal activities
Solowin Holdings	July 23, 2021	N/A	N/A	Cayman Islands	Holding company
Solomon JFZ (Asia) Holdings Limited	July 25, 2016	100%	100%	Hong Kong	Securities and virtual assets dealings and brokerage; advising on securities; corporate consultancy services; and asset management services
Solomon Private Wealth Limited	December 4, 2023	100%	100%	Hong Kong	Wealth management and financial planning services
Solomon Global Asset Management Limited	August 4, 2023 (Acquired on March 13, 2025)	100%	100%	British Virgin Islands	Wealth management and financial planning services
AX Coin HK Limited	April 25, 2025	100%	N/A	Hong Kong	Stablecoin issuance
AlloyX Limited	October 22, 2024 (Acquired on September 3, 2025)	100%	N/A	Cayman Islands	Holding company
Master Venus Limited	February 2, 2016 (Acquired on September 3, 2025)	100%	N/A	Samoa	Holding company
AlloyX (Hong Kong) Limited	December 23, 2024 (Acquired on September 3, 2025)	100%	N/A	Hong Kong	Digital assets-related services
AlloyX Group Pte Limited	January 16, 2025 (Acquired on September 3, 2025)	100%	N/A	Singapore	Dormant
Bravo Valor Partners Limited	June 4, 2021 (Acquired on September 3, 2025)	100%	N/A	United States	Dormant
AX Coin Limited	August 25, 2025	64%	N/A	Cayman Islands	Holding company

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission.

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete consolidated financial statements. Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of September 30, 2025, and results of operations and cash flows for the six months ended September 30, 2025 and 2024. The audited consolidated balance sheet as of March 31, 2025 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended March 31, 2025 and 2024, and related notes included in the Company’s audited consolidated financial statements.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the unaudited financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, useful lives and impairment for investment in an associate, long-term investments, property and equipment and intangible assets, fair value of financial instruments, share based compensations and contingencies. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction and convenience translation

The accompanying unaudited interim condensed consolidated financial statements are presented in United States dollars (“$”). The functional currency of the Company is $ and the functional currency of the Company’s subsidiaries is the Hong Kong Dollars (“HKD”). The Company’s assets and liabilities are translated into $ from HKD at period/year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	As of September 30, 2025	As of March 31, 2025
Period/year-end spot rate	7.7830	7.7787

	For the six months ended September 30,
	2025	2024
Average rate	7.8126	7.8086

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, cash segregated for regulatory purpose, receivables from customers, brokers-dealers and clearing organizations, other current assets, amounts due from (to) related parties, payables to customers and clearing organizations, payables to virtual asset service providers, accruals and other current liabilities, and amount due to directors, has determined that the carrying value approximates their fair values. The carrying amounts of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of deposits with banks, all highly liquid investments and investments in money market fund, with original maturities of three months or less and are readily convertible to known amounts of cash. The Company's cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation (“FDIC”) insured. The Company maintains its cash in bank deposit accounts which at times may exceed insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Cash segregated for regulatory purpose

The balance of cash segregated for regulatory purpose represents the bank balance that the Company held on behalf of customers. The Company maintains segregated bank accounts with authorized institutions to hold customers’ monies arising from its normal course of business. The Company’s cash segregated for regulatory purpose is held at well capitalized financial institutions, but they are not FDIC insured. The segregated customers account balance is restricted for customer transactions and governed by the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance. The Company has classified such segregated customers’ account balances as cash segregated for regulatory purpose and recognized the corresponding accounts payable to the respective customers under the liabilities section. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash segregated for regulatory purpose.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Receivables from customers, broker-dealers, and clearing organizations

Receivables from customers arise from (i) the business of dealing in investment securities and virtual assets for cash and margin customers; (ii) investment advisory business; (iii) corporate consultancy business; and (iv) asset management business.

Receivables from broker-dealers and clearing organizations arise from the business of investment securities and virtual assets. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current economic trends.

The receivables from customers, broker-dealers and clearing organizations, such as Hong Kong Exchanges and Clearing Limited (“HKEx”), are viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers, broker-dealers and clearing organizations. As of September 30, 2025 and March 31, 2025, no receivables from customers and broker-dealers are past due or delinquent based on the repayment history of customers and broker-dealers. As of September 30, 2025 and March 31, 2025, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two days after the trade execution.

The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. The receivables are written off after all collection efforts have ceased. The receivables from customers related to trading activities are secured in the form of underlying equity securities. The Company is entitled to dispose of such collateral held on behalf of the customers for the purpose of settling any liability owed. The Company applies the practical expedient based on collateral maintenance provisions under ASC 326, Financial Instruments – Credit Losses, in estimating an allowance for credit losses for receivables from customers. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

As of September 30, 2025 and March 31, 2025, the allowance for credit losses on receivables from customers were $526,000 and $501,000, and the allowance for credit losses on receivables from broker-dealers and clearing organizations were $10,000 and nil, respectively.

Prepaid expenses and other current assets, net

Prepayments and other current assets consist of cash advanced to suppliers for purchasing goods or services that have not been received or provided to the Company and prepayments to professional parties and marketing companies. Cash advanced to suppliers is refundable and bears no interest. Prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Refundable deposit

As a clearing member firm of HKEx, the Company is exposed to clearing member credit risk.

HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Company is required to pay such additional funds.

Rental deposits represent security payments made to lessors for the Company’s lease agreements entered. The Company made such security payments upon the commencement of the original lease agreements. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Company.

Short-term investment

Short-term investments consist of uninvested cash held at brokerage accounts pending investment, and investments in funds that invest in U.S. securities with original maturities longer than three months but less than one year. Uninvested cash held at brokerage accounts is classified as short-term investments as they are not available for immediate use on demand. In accordance with ASC 820-10-35-59, the Company elected to apply the practical expedient to use net asset value, without adjustment, to measure investments in funds that do not have readily determinable fair values. Accordingly, these investments are not classified within the fair value hierarchy and are excluded from the fair value disclosures.

Investment in associates

An associate is an entity over which the Company has significant influence, but not control or joint control, over the financial and operating policies of the entity. Significant influence is presumed to exist when the Company holds 20% or more of the voting power of another entity. The Company accounts for its investment in an associate using the equity method unless the fair value option is elected for an investment and the Company does not elect the fair value option.

On acquisition of the investment, any excess of the cost of the investment over the Company’s share of the net fair value of the investee’s identifiable assets and liabilities represents goodwill and is included in the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Company’s share of the associate’s profit or loss in the period in which the investment is acquired.

Under the equity method, the investment in an associate is carried at cost plus post-acquisition changes in the Company’s share of net assets of the associate.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in an associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within “Share of results of an associate” in the unaudited interim condensed consolidated statements of operations and comprehensive loss.

Long-term investments

In accordance with Financial Accounting Standards Board (“FASB”) ASC 321, “Investment-Equity Securities,” the Company accounts for non-marketable securities on a prospective basis. Equity investments that do not have readily determinable fair values and do not qualify for the net asset value practical expedient are eligible for the measurement alternative.

The Company elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Long-term investments (Cont)

Pursuant to ASC 321, for those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss equal to the difference between the carrying value and fair value. For the six months ended September 30, 2025 and 2024, the Company recognized impairment loss of long-term investments of nil and $259,000, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the item to its present working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the unaudited interim condensed consolidated statements of operations and comprehensive loss   in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the item, the expenditure is capitalized as an additional cost of the item.

Depreciation is provided to write off the cost of items of property and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following estimated useful lives:

Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3.3 years
Leasehold improvements	Shorter of the lease terms or the estimated useful lives of the assets

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the unaudited interim condensed consolidated statements of operations and comprehensive loss   in the period the asset is derecognized.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

The Company annually, or more frequently if the Company believes indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

Intangible assets, net

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets consist of the trading platform system and eligibility rights to trade on or through HKEx. The trading platform system is considered by the management as having a finite useful life of two years. Accordingly, the trading platform system is amortized on a straight-line basis over two years. The estimated useful life and amortization method of an intangible asset with finite life is reviewed at the end of each reporting period, with the effect of any changes in estimated being accounted for on a prospective basis. Management has determined that trading rights have indefinite useful lives. These trading rights are not amortized and tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether an indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the six months ended September 30, 2025 and 2024.

Payables to customers

Payables to customers arise from the business of dealing in investment securities and virtual assets. Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers.

Contract liabilities

Contract liabilities arise from corporate consultancy services. The Company is entitled to receive an upfront payment upon signing the financial advisory contract as contract liabilities. These payments are non-refundable and contract liabilities will be recognized as revenue in future periods when the Company completes its performance obligations based on the point in time either (a) when the deliverables, in the form of reports are delivered based on the specific terms of the contract; or (b) lapse of the financial advisory contract.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of September 30, 2025 and March 31, 2025.

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

(a) Traditional financial services

(i) Investment banking services

Revenue from investment banking services is generated through corporate consultancy service income.

Corporate consultancy income generated by acting as advisers (a) to customers, including but not limited to listed companies or companies planning for IPO, advising on the terms and structures of the proposed corporate transactions, or the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies; market research, strategic analysis, and other advisory services to support customers in developing new business areas or enhancing existing operations, in return for consultancy service income.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Revenue recognition (Cont)

(a) Traditional financial services (Cont)

The Company enters into a distinct contract with its customers for the provision of corporate consultancy services. The scope of work under consultancy services can vary from project to project and generally involves a series of tasks which are interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task. Therefore, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

The transaction price might be variable even when the stated price in the contract is fixed because the Company may be entitled to upfront payment only when the contract is lapsed before completion of consultancy services. Payment is typically made in installments, with an upfront payment received upon signing the contract and subsequent payments made based on the completion of specific service stages as outlined in the contract between the Company and the customer. The transaction price and payment terms are stated in the contract for each individual engagement.

Corporate consultancy service income received from customers is non-refundable, and the Company is entitled to receive upfront payment upon signing the contract. Revenue from upfront payment and other installments is recognized based on the point in time either (a) when the deliverables, in the form of reports are delivered based on the specific terms of the contract; or (b) lapse of the consultancy service contract.

There were no contract asset and contract liabilities balances as of September 30, 2025 and March 31, 2025.

(ii) Wealth management services

Revenue from wealth management services is primarily derived from securities brokerage commission and handling income and investment advisory income.

Securities brokerage commission income generated by provision of securities brokerage services of executing trades to customers, who are individual customers or brokers, and is recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of trades and the risks and rewards of ownership have been transferred to/from the customer. The Company acts as an agent. The transaction price is a variable consideration as the price is determined by a fixed percentage of transaction amounts. Commission fees are directly charged from the customer’s account when the transactions are executed.

Handling income generated from providing services such as settlement (clearing) of securities, new share subscription services in relation to IPOs and dividend collection, to individual customers or brokers. Securities settlement service income is recognized at a point in time when the transactions are completed. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully submitting the IPO subscription to banks on behalf of customers. New share subscription handling income is fixed per IPO subscription order and no variable consideration in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. When the Company receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Dividend collection handling income is charged at a fixed percentage of dividend collected and therefore the transaction price is a variable consideration as the price is determined to be a fixed percentage of dividend amount. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed.

Investment advisory income is recognized when the relevant advice has been provided or the relevant services have been rendered. The Company enters into a distinct contract with its customers as a principal for the provision of investment advisory services. The Company provides customers with global economic information, industry analysis, investment recommendations and portfolio allocation strategies. The Company concludes that each monthly investment advisory service is both (1) distinct and (2) it meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly investment advisory services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration in the transaction price. Accordingly, based on the output methods, the Company recognizes revenues from investment advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms. The Company issues invoices to customers quarterly and the contractual payment terms are typically due no more than 30 days from invoicing.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Revenue recognition (Cont)

(a) Traditional financial services (Cont)

(iii) Asset management services

Revenue from asset management is primarily in connection with (i) services as an investment manager or an advisor from funds or investments; and (ii) fund subscription services to customers. The Company rendered management services to individual customers as a principal, which are recorded over the period of service provided. Asset management service fee is charged by the Company to funds monthly and collected directly out of custodial accounts. The Company acts as a principal to provide asset management services directly to individual customers. The services include market research, asset allocation, equity selection, regular portfolio oversight, risk reassessment and rebalancing as needed. The Company charges customers management fees at a fixed percentage of asset value under management in accordance with the agreement. The fee is due and paid within the specified terms of payment. The transaction price is a variable consideration as the price is determined to be a fixed percentage of asset value.

Performance fees are accounted for when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks, depending on each fund’s private memorandum. Performance fees are calculated on an annual basis. Performance fees are a form of variable consideration. The Company recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating a high probability of economic benefits and cash inflow to the Company.

Subscription fees charged to fund subscriber for subscription of funds are recognized at a point in time when participating share is successfully subscribed. The Company acts as an agent between funds and fund subscribers to provide fund subscription services and charges a fund subscription fee at a fixed rate with reference to the size of the subscription amount to fund subscribers through funds when the subscription of funds is completed, and typically due in no more than 30 days from invoicing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount.

(iv) Interest income

The Company earns interest income primarily from its rolling cash balance accounts or IPO financing offered by the Company to customers in relation to the securities brokerage services. Revenue is recognized over the period that the rolling cash balance account or IPO financing are outstanding. The Company offers rolling cash balance account or IPO financing to individual customers as a principal. Interest income is directly charged at a fixed percentage over the financing amount from the customer’s account when customers repay the balance account or principal amount of IPO financing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount.

(v) Referral income

Referral income generated by provision of referral services by acting as agent to corporate customers or brokers. The Company refers investors to corporate customers or brokers and earns referral income. The Company enters into a distinct referral agreement with corporate customers or brokers for the provision of referral services. The referral service is distinct and is identified as one performance obligation. The transaction price is a variable consideration as the consideration is determined to be a fixed percentage of subscription amount in the transaction, either IPO or fund raised in other fundraising activities. Revenue from providing referral services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of an IPO or fundraising activities.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Revenue recognition (Cont)

(b) Digital assets-related services

(i) Virtual assets trading and related services

The Company provides virtual asset trading services by executing buy and sell orders for digital assets (e.g., Bitcoin, Ethereum) to both individual and institutional customers. The Company’s performance obligation is fulfilled when it completes each trade order, transferring control of the virtual asset to or from the customer. Revenue is recognized at a point in time on the trade date, as this is when the Company has satisfied its distinct performance obligation by executing the trade. The Company acts as an agent as the risks and rewards remain with the customer. Transaction fees for trading are variable and based on a fixed percentage of the transaction amount. Fees are charged directly to the customer’s account upon execution of each trade.

The Company acts as a participating dealer for certain virtual asset spot ETFs, each in-kind or in-cash subscription or redemption represents a distinct performance obligation, fulfilled when the subscription or redemption process is completed. Revenue is recognized at a point in time, specifically upon the completion of each subscription or redemption transaction. The Company also acts as an agent in these transactions, arranging the exchange on behalf of the client and ETF providers. Fees for subscription and redemption services are considered variable and are calculated as a fixed percentage of the transaction amount. Fees are charged directly to the customer’s account upon completion of each transaction.

The Company provides integrated solutions services in relation to payment infrastructure, tokenization as a service and deployment of blockchain technology to clients who want to engage in digital assets activities. The Company acts as a principal to work with certain suppliers such as cloud services providers to have the necessary infrastructure to enable the provision of such integrated solutions services. Revenue is recognized when the relevant services are rendered.

(ii) Payment infrastructure

The Company acts as a principal to provide a global digital asset financial platform to enable cross-border payment, treasury functions and card services. Revenue is recognized at a point in time, specifically upon the completion of the customer’s payments. Transaction fees are variable and based on a fixed percentage of the transaction amount. Fees are charged directly to the customers’ account upon execution of each transaction.

(iii) Tokenization as a service

The Company acts as a principal to provide asset tokenization services with reference from the relevant asset documentation, asset parameters defined by customers such as token supply and yield distribution. Once the associated due diligence and compliance procedures have been completed, the relevant smart contracts are generated and deployed to blockchains instantly opening for trading of such tokens. Transaction fees are variable and based on a fixed percentage of the transaction amount. Fees are charged directly to the customers’ account upon execution of each transaction.

Other income

Interest income is mainly generated from loan to third party, savings and time deposits which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Commission and handling expenses

Commission and handling expenses for executing and/or clearing transactions are accrued on a trade-date basis and are expensed as incurred.

General and administrative expenses

General and administrative expenses mainly consist of lease expense, office supplies and upkeep expenses, and other miscellaneous administrative expenses.

Leasing

The Company is a lessee of non-cancellable operating leases for offices. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease’s commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use (“ROU”) assets and lease liabilities.

The Company may recognize the lease payments in the unaudited interim condensed consolidated statements of operations and comprehensive loss   on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended September 30, 2025 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

Employee benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of HKD1,500 per month. Contributions to the plan vest immediately. The Company recorded MPF expenses of $50,000 and $26,000 for the six months ended September 30, 2025 and 2024, respectively.

Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Income taxes (Cont)

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. For the six months ended September 30, 2025 and 2024, there were temporary differences of $2,600,000 and $679,000, respectively. As of September 30, 2025 and March 31, 2025, no deferred tax asset or liability recognized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended September 30, 2025 and 2024.

(Loss) earnings per share

The Company computes net (loss) earnings per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted net (loss) earnings per share (“EPS”) on the face of the unaudited interim condensed consolidated statements of operations and comprehensive loss. Basic EPS is computed by dividing income available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of warrants, options, and restricted stock units. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company had no potentially dilutive securities as of September 30, 2025 and 2024.

Share based compensations

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share based compensations cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

New accounting standards not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the unaudited interim condensed consolidated financial statements. Management has evaluated the impact on the Company’s unaudited interim condensed consolidated financial statements and considered they have no material impact on the Company’s unaudited interim condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its unaudited interim condensed consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheet, statements of operations and comprehensive loss   and statements of cash flows.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION

As of September 30, 2025, the Company has two reportable segments: Traditional financial services and Digital assets-related services:

Segments	Business Activities
Traditional financial services		Investment banking services:
	-	Providing capital raising, debt financing, secondary offerings and financial advisory services
	-	Providing corporate consultancy services

Wealth management services:
	-	Providing securities related services for commission and handling income by offering securities dealing and brokerage services, IPO subscription and other financing services
	-	Providing investment advisory services

Asset management services:
	-	Providing asset management services for asset management fee, performance fee and fund subscription fee

Digital assets-related services		Virtual assets trading and related services
	-	Providing services for virtual assets trading, virtual assets spot ETFs subscription and redemption, as well as integrated solutions services

Payment infrastructure
	-	Providing a global digital asset financial platform to enable cross-border payment, treasury functions and card services

Tokenization as a service
	-	Providing services for asset tokenization and the relevant trading activities

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

The Company’s CODM are the Executive Directors and Chief Executive Officer, who review the operation results by customer base of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. Based on the management’s assessment, the Company has determined that it has two reportable operating segments and the nature of businesses and segments were traditional financial services segment and web-3 related services segment. All assets of the Company are located in Hong Kong and all revenues are all generated in Hong Kong.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION (Cont)

Key financial performance measures of the segments are as follows:

Six months ended September 30, 2025

	Traditional financial services segment	Digital assets- related services segment	Corporate	Total
	$’000	$’000	$’000	$’000
Revenues- excluding related party income	334	5,180	-	5,514
Revenues- related party income	328	-	-	328
Total revenues	662	5,180	-	5,842

Marketing and promotion expenses	-	(4)	(511)	(515)
Commission and handling expenses	(93)	(40)	-	(133)
Professional fee	(115)	(248)	(1,310)	(1,673)
Information technology expenses	(32)	(369)	(284)	(685)
Office expenses	(68)	(29)	(336)	(433)
Reversal of provision for expected credit losses	(24)	(11)	-	(35)
Employee benefits expenses	(1,227)	(406)	(40)	(1,673)
Virtual assets service costs	-	(4,665)	-	(4,665)
Share of result of an associate	-	-	3	3
General and administrative expenses	(181)	(192)	(305)	(678)
Total expenses	(1,740)	(5,964)	(2,783)	(10,487)

Interest income	4	2	-	6
Other income	-	-	5	5
Total other income	4	2	5	11

Income (loss) before income tax expense	(1,074)	(782)	(2,778)	(4,634)

Total assets	8,254	16,608	358,304	383,166
Total liabilities	(4,928)	(8,925)	(318)	(14,171)

Net assets	3,326	7,683	357,986	368,995

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION (Cont)

Six months ended September 30, 2024

	Traditional financial services segment	Digital assets- related services segment	Corporate	Total
	$’000	$’000	$’000	$’000
Revenues - excluding interest income and related party income	630	15	-	645
Revenues - related party income	380	-	-	380
Revenues - interest income	30	-	-	30
Total revenues	1,040	15	-	1,055

Marketing and promotion expenses	-	-	(934)	(934)
Commission and handling expenses	(18)	-	-	(18)
Reversal of provision for expected credit losses	6	-	406	412
Employee benefits expenses	-	-	(4,367)	(4,367)
Referral fee	(139)	-	-	(139)
Share of results of an associate	-	-	(27)	(27)
Impairment loss of long-term investments	-	-	(259)	(259)
Depreciation of property and equipment	-	-	(36)	(36)
Amortization of intangible assets	-	-	(15)	(15)
General and administrative expenses	(320)	(45)	(1,600)	(1,965)
Total expenses	(471)	(45)	(6,832)	(7,348)

Interest income	-	-	34	34
Other income	-	-	4	4
Total other income	-	-	38	38

Income (loss) before income tax expense	569	(30)	(6,794)	(6,255)

Total assets	7,493	14	5,605	13,112
Total liabilities	(6,191)	-	(909)	(7,100)

Net assets (liabilities)	1,302	14	4,696	6,012

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT IN ASSOCIATES

On March 5, 2024, the Company entered into a membership interest purchase agreement with Cambria Capital and Cambria Asset Management, Inc. (the “Purchase Agreement”), pursuant to which the Company agreed to purchase 100% of the membership interests in Cambria Capital for a total purchase price of $700,000 by December 31, 2024. In January 2025, following the non-completion of the second closing to acquire the remaining 75.1% by December 31, 2024, the Company notified Cambria Capital of the termination in accordance with the terms of the Purchase Agreement. On April 4, 2025, the Company entered into an interests buyback and release agreement with Cambria Asset Management, Inc. and Cambria Capital, pursuant to which the Company agreed to sell the 24.9% equity in Cambria Capital back to Cambria Asset Management, Inc. for $100,000. The Company had and ceased to have significant influence over Cambria Capital in February 2025, and had derecognized the investment as of March 31, 2025. As to date of these financial statements, the Company had already received the $100,000.

On April 25, 2025, as a part of our strategic development of digital assets investment business, the Company, together with our Chairman and Chief Executive Officer Mr. Ling Ngai Lok, set up a new subsidiary, Solowin Investment Limited, under the laws of Hong Kong, in which the Company holds 4,000 shares out of 10,000 issued shares, accounting for 40% of the entity. On November 19, 2025, the Company acquired Mr. Lok’s shares in the entity for a total purchase price of $1.00, and the entity became a wholly owned subsidiary of the Company. Subsequently, the entity was renamed as AlloyX Venture Limited on November 25, 2025. As to date of these financial statements, AlloyX Venture Limited has not commenced substantive operations.

On June 16, 2025, the Company entered into a sale and purchase agreement with two individuals, pursuant to which the Company purchased from them, a 48% stake in Tiger Coin (Hong Kong) Limited, a private company limited by shares incorporated in Hong Kong, for a total purchase price of $7,500,000. Such purchase price was satisfied by the issuance of an aggregate of 7,500,000 Class A Ordinary Shares of the Company to them, with each person receiving 3,750,000 Class A Ordinary Shares. The transaction was completed in June 2025.

The Company’s investment in associates is summarized below:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Beginning balance	-	254
Cost of acquisition	7,501	-
Share of results of an associate	3	(54)
Loss of disposal of an associate	-	(100)
Consideration received	-	(50)
Consideration receivables transferred to other receivables	-	(50)
Ending balance	7,504	-

The following table illustrates the summarized unaudited financial information of the Company’s associates as of September 30, 2025 and March 31, 2025 (and not the Company’s share of those amounts), adjusted for difference in accounting policies between the Company and the associates, if any.

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Current assets	118	-
Non-current assets	49	-
Current liabilities	(87)	-
Net assets of the associate	80	-

Revenue	1,630	-
Net income for the period / year	6	-

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. LONG-TERM INVESTMENTS, NET

Long-term investments, net consist of investments in non-marketable securities as the following:

	Ownership interest	As of September 30, 2025		As of March 31, 2025
	%	$’000		$’000
Non-marketable equity securities:
Investment A	2.47%	-		-
Investment B	0.53%	368		368
Investment C	4.90%	-	*	-	*
Investment D	19.00%	126		-
Net carrying value		494		368

*	Less than $1,000

The Company does not have significant influence over the equity investments. Since such investment does not have readily determinable fair values, the Company elected to account for the investments by using alternative measurement. The long-term investments, net are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

On May 28, 2024, the Company entered into a share purchase agreement with certain shareholder of Investment A, which wholly owns a virtual assets investment manager in Hong Kong. Pursuant to which, the Company acquired 2.47% of the total outstanding share capital of Investment A for an aggregate purchase price of $290,000.

On August 2, 2024, the Company entered into a share subscription agreement to subscribe 10 ordinary shares of Investment B, an investment holding company, in which one of its subsidiaries has been licensed by the HKSFC in Hong Kong, for a total subscription price of $368,000. The transaction is closed on August 23, 2024.

On September 13, 2024, Solomon Wealth acquired 4.90% of equity interest of Investment C, a money lenders company in Hong Kong, for a total cash consideration of HKD 49.

On August 18, 2025, the Company acquired 19.00% of equity interest of Investment D, a company in Singapore, for a total cash consideration of SGD 161,500.

The following table presents the movement of investments as of September 30, 2025:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Beginning balance	368	-
Additions	126	658
Impairment loss of long-term investment, net – Investment A	-	(290)
Ending balance	494	368

As of September 30, 2025 and 2024, cumulative unrealized impairment of $290,000 and $259,000, respectively, were included in the carrying value of the Company’s long-term investments, net.

For the six months ended September 30, 2025 and 2024, impairment loss of long-term investments of nil and $259,000, respectively, were recorded in the Company’s unaudited interim condensed consolidated statements of operations and comprehensive loss.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. SHORT-TERM INVESTMENT

As of September 30, 2025 and March 31, 2025, the Company’s portfolio of short-term investment comprised of investment in a private investment fund. Short-term investment consists of the following:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Investment in a private investment fund	4,608	-
Uninvested cash held at brokerage accounts	1,192	-
Total	5,800	-

The following table presents the movement of short-term investment for the six months ended September 30, 2025 and the year ended March 31, 2025:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Beginning balance	-	-
Acquisition of subsidiaries	5,794	-
Additions	7
Exchange realignment	(1)	-
Ending balance	5,800	-

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Leasehold improvement	265	167
Computers equipment	148	84
Furniture and fixtures	55	55
Office equipment	15	6
	483	312
Less: accumulated depreciation	(222)	(155)
Property and equipment, net	261	157

Depreciation expense for the six months ended September 30, 2025 and 2024, were $52,000 and $36,000, respectively.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. OPERATING LEASES

The Company is a lessee of non-cancellable operating leases for corporate office in Hong Kong. The Company’s right-of-use assets and operating lease liabilities recognized in the interim condensed consolidated balance sheet consist of the following:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Operating lease right-of-use assets	2,054	671

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Operating lease liabilities
Current portion	914	577
Non-current portion	1,125	83
Total	2,039	660

	As of September 30, 2025	As of March 31, 2025
Operating leases:
Weighted average remaining lease term (years)	3	1
Weighted average discount rate	5.40%	5.79%

During the six months ended September 30, 2025 and 2024, the Company incurred lease expense of approximately $408,000 and $360,000, respectively, and entered into 1 and nil new lease, respectively.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. OPERATING LEASES (Cont)

The maturity analysis of the Company’s non-cancelable operating lease obligations as of September 30, 2025 is as follows:

Operating leases
$’000
Period ending September 30, 2026	995
Period ending September 30, 2027	703
Period ending September 30, 2028	238
Period ending September 30, 2029	138
Period ending September 30, 2031	115
Total undiscounted operating lease obligations	2,189
Less: imputed interest	(150)
Operating lease liabilities recognized in the unaudited interim condensed consolidated balance sheet	2,039

The maturity analysis of the Company’s non-cancelable operating lease obligations as of September 30, 2024 is as follows:

Operating leases
$’000
Period ending September 30, 2025	300
Period ending from September 30, 2026	453
Total undiscounted operating lease obligations	758
Less: imputed interest	(28)
Operating lease liabilities recognized in the unaudited interim condensed consolidated balance sheet	730

9. INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Trading rights	64	64
Trading platform system	14	47
	78	111
Less: accumulated amortization	(7)	(25)
Intangible assets, net	71	86

Amortization expenses for the six months ended September 30, 2025 and 2024, were $4,000 and $15,000, respectively. During the six months ended September 30, 2025, certain trading platform system items with carrying amount of $11,000 were disposed at no proceed, which resulted in a loss of disposal of intangible assets of $11,000.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. GOODWILL, NET

The changes in the carrying amount of goodwill are as follows:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Addition arising on acquisition of subsidiaries	343,053	-
Net carrying amount at the end of the year	343,053	-

Goodwill acquired during the six months ended September 30, 2025 relates to the acquisition of AlloyX Limited as set out in Note 19.

The Company elected to perform a qualitative assessment of each reporting unit and determined that it was not more-likely-than-not that the fair value of any reporting unit was less than its carrying amount. As a result, no impairments of goodwill were recognized for the six months ended September 30, 2025.

11. RECEIVABLES FROM CUSTOMERS AND BROKER-DEALERS AND CLEARING ORGANIZATION, NET

Receivables from customers and broker-dealers and clearing organizations, net comprised the following:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Receivables from:
Customers	5,593	646
Customers – related parties	294	47
Brokers-dealers and clearing organizations	883	19
	6,770	712
Less: allowance for credit losses	(536)	(501)
Total	6,234	211

The movement of the allowance for expected credit losses for receivables from customers and broker-dealers and clearing organizations was as follows:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Beginning balance	501	590
Additions	35	-
Reversal	-	(92)
Exchange realignment	-	3
Ending balance	536	501

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Current
Prepaid professional fee (note a)	76	359
Prepaid information technology expenses	32	53
Prepaid office expenses	18	108
Prepaid marketing expenses (note b)	444	-
Prepaid insurance expenses	20	-
Receivables from an associate (note c)	-	50
Others	386	7
Total prepaid expenses and other current assets, net - current	976	577

Non-current
Prepaid professional fee (note a)	604	352
Total prepaid expenses, net - non-current	604	352

Note:

(a)	Prepaid professional fee mainly include virtual asset business solutions consultancy fee advanced to the advisors. The service is expected to be provided from year 2024 to year 2028.

(b)	Prepaid marketing expenses are associated with marketing, branding creation, and AI video production services that are paid for in advance to marketing firms.

(c)	In the prior year, receivables from an associate represented consideration receivables from disposal of an associate. Please refer to Note 4 for the details.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. LOAN RECEIVABLES, NET

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Loan to a third party	-	-
Less: allowance for expected credit losses	-	-
Total	-	-

On October 18, 2023, the Company (as the lender) entered into a loan agreement with a Hong Kong company (as the borrower), which is an independent third party of the Company, pursuant to which the Company agreed to provide a 1-year loan of HKD 7,500,000 (equivalent to approximately $958,000) to the borrower for its current activities, with a fixed interest of HKD 400,000 (equivalent to approximately $51,000) which is due in full upon repayment of the loan on the maturity date of October 17, 2024. The loan had been fully repaid and settled in July 2024.

Interest income for the loan receivables for the six months ended September 30, 2025 and 2024 were nil and $26,000, respectively.

The movement of the allowance for expected credit losses for loan receivables was as follows:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Beginning balance	-	410
Reversal	-	(410)
Ending balance	-	-

14. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Accrued payroll and welfare expenses	26	10
Accrued professional fee	224	266
Accrued advisory services fee	-	111
Accrued information technology expenses	422	101
Accrued interest expenses	-	5
Other accruals and payables	12	31
Total	684	524

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. SHAREHOLDERS’ EQUITY

(a)	Initial public offering

On September 6, 2023, the Company announced the closing of its IPO of 2,000,000 ordinary shares, US$0.0001 par value per share at an offering price of US$4.00 per share for a total of US$8,000,000 in gross proceeds. The Company raised total net proceeds of US$7,065,000, which was reflected in the unaudited interim condensed consolidated statements of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses. During the process of IPO, the Company incurred an aggregate of approximately US$720,000 for underwriting discounts and commissions and US$967,000 for total offering expenses as of 30 September 2023. At the date of closing of IPO, the underwriting discounts and commissions and total offering expenses of approximately US$1,687,000 were offset against the gross proceeds of US$8,000,000 resulted in net amount of approximately US$6,313,000 which was recognized in additional paid-in capital of the Company.

(b)	Share-based payments

The Company has adopted an equity incentive plan on November 6, 2023, pursuant to which the Company is authorized to grant equity awards in the form of incentive share options, nonstatutory share options, restricted shares, restricted share units and share appreciation rights to employees, directors, and consultants of the Company or any affiliates of the Company.

On November 7, 2023, the Company approved to grant equity awards of 1,500,000 shares to employees of SJFZ for their past efforts in services, which were vested immediately upon grant. On the same day, the Company issued 1,500,000 ordinary shares to the employees. The shares were valued at $3,810,000, which was based on the value of the Company’s ordinary shares at the grant date. The total outstanding restricted shares on March 31, 2024 is 1,500,000. During the year ended March 31, 2024, the total expenses related to share-based compensation amounted to $3,810,000. All outstanding awards are settleable with ordinary shares and not cash.

On April 8, 2024, the Company approved to grant equity awards of 480,000 shares to employees of SJFZ for their past efforts in services, which were vested immediately upon grant. On the same day, the Company issued 480,000 ordinary shares to the employees. The shares were valued at $3,312,000, which was based on the value of the Company’s ordinary shares at the grant date. The total outstanding restricted shares on September 30, 2024 is 480,000. During the six months ended September 30, 2024, the total expenses related to share-based compensation amounted to $3,312,000. All outstanding awards are settleable with ordinary shares and not cash.

(c)	Financing arrangements

On November 15, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an individual investor (the “Investor”), pursuant to which the Company agreed to sell to the Investor an aggregate of 500,000 ordinary shares, par value $0.0001 at a purchase price of $2.00 per share in a registered direct offering. The financing will be consummated in two closings. The first closing occurred on November 18, 2024, in which the Investor purchased 192,300 ordinary shares for $384,600, and the second closing was completed on December 20, 2024 for 307,700 ordinary shares. The Securities Purchase Agreement includes a negative claw-back provision (the “Negative Claw-back Provision”) that may result in the issuance of additional 500,000 ordinary shares at no further consideration under certain market conditions. The Company received total of $1,000,000 during the year ended March 31, 2025.

On April 3, 2025, pursuant to the Negative Claw-back Provision under the Securities Purchase Agreement, the Company issued 500,000 Class A ordinary shares to the Investor at no additional consideration.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. SHAREHOLDERS’ EQUITY (Cont)

On May 23, 2025, the Company sold 10,606,060 Class A ordinary shares to certain individual investors, in a registered direct offering, for aggregate gross proceeds of approximately $3,500,000.

On May 29, 2025, the Company sold 20,000,000 Class A ordinary shares and warrants to purchase up to 1,000,000 Class A Ordinary Shares to certain investors, in a registered direct offering, for aggregate gross proceeds of $6,600,000.

On June 6, 2025, the Company sold 2,000,000 Class A ordinary shares and warrants to purchase up to 4,000,000 Class A ordinary shares to certain investors, in a registered direct offering, for aggregate gross proceeds of $1,600,000.

On June 16, 2025, the Company entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with two individuals (each a “Vendor,” and collectively, the “Vendors”), pursuant to which the Company will purchase from the Vendors, and the Vendors will sell to the Company, a total of 4,800 ordinary shares of Tiger Coin (Hong Kong) Limited, a private company limited by shares incorporated in Hong Kong (“Tiger Coin”), representing 48% of the total issued and outstanding share capital of Tiger Coin on an as-converted and fully-diluted basis (the “Sale Shares”). The Sale and Purchase Agreement provides that the Company will purchase such Sale Shares from the Vendors for a total purchase price of $7,500,000 (the “Purchase Price”), with each Vendor receiving $3,750,000. The Purchase Price will be satisfied by the issuance of an aggregate of 7,500,000 Class A ordinary shares, par value $0.0001 per share of the Company to the Vendors. The transaction was closed in June 2025.

On September 3, 2025, the Company completed the acquisition of AlloyX (the “Acquisition”), pursuant to the Share Purchase Agreement dated as of August 11, 2025 (the “Merger Agreement”) by and among the Company and each shareholder of AlloyX (each, a “Shareholder” and, collectively, the “Shareholders”), the Company will acquire all of the issued and outstanding shares of AlloyX from the Shareholders (the “Purchased Shares”). In exchange for the Purchased Shares, upon the closing of the Acquisition (the “Closing”), the Company issued an aggregate of 130,111,525 exchangeable shares (the “Exchangeable Shares”), 106,779,926 shares from Class A and 23,331,599 shares from Class B, in its capital stock consideration of US$350,000,000, for shares of the Company’s common stock and carried rights substantially equivalent to the Company’s common stock, as set forth in the Merger Agreement.

(d)	Share re-classification - dual class structure

On December 17, 2024, the Company held an extraordinary general meeting of members, at which the shareholders approved the re-designation and re-classification of the Company’s ordinary shares and the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company. The Company’s authorized share capital of 1,000,000,000 shares of par value of $0.0001 each was re-classified and re-designated into 950,000,000 Class A ordinary shares par value of $0.0001 each and 50,000,000 Class B ordinary shares par value of $0.0001 each. The 16,172,300 ordinary shares of par value of $0.0001 each issued and outstanding as of that date were re-classified and re-designated into 8,132,300 Class A ordinary shares of par value $0.0001 each with one (1) vote per share and 8,040,000 Class B ordinary shares of par value $0.0001 each with ten (10) votes per share.

The Company believe it is appropriate to reflect the above transactions on a retroactive basis and the Company has retroactively adjusted the shares and per share data for all periods presented.

There were 155,825,986 and 8,440,000 Class A ordinary shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively, and there were 31,371,599 and 8,040,000 Class B ordinary shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. DISAGGREGATED REVENUE

The following is the Company’s revenue from contracts with customers that are recognized at a point in time, in accordance with ASC Topic 606, by major transactional based services:

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Traditional financial services:

(a) Investment banking services
Corporate consultancy income	160	237

(b) Wealth management services
Securities brokerage commission income	8	45
Securities brokerage handling income	5	30
Total wealth management services income	13	75

(c) Other services
Referral income	2	-

Digital assets-related services:

(a) Virtual assets services
Virtual assets trading income	336	3
Virtual assets subscription / redemption income	13	12
Total virtual assets services income	349	15

Total revenues recognized at a point in time	524	327

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. DISAGGREGATED REVENUE (Cont)

The following is the Company’s revenue from contracts with customers for services recognized over a period of time in accordance with ASC Topic 606, by major service type:

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Traditional financial services:

(a) Interest income
Other securities brokerage financing	-	30

(b) Wealth management services
Investment advisory income	159	318

(c) Asset management services
Management fee income – related parties	171	213
Performance fee income – related parties	157	167
Total asset management services income	328	380

Digital assets-related services:

Virtual assets services
Integrated solutions services income	4,831	-

Total revenues recognized over a period of time	5,318	728

17. EMPLOYEE BENEFITS EXPENSES

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Salaries and other short-term employee benefits	1,623	1,029
Payments to defined contribution pension schemes	50	26
Share based compensations	-	3,312
Total	1,673	4,367

18. INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAX (Cont)

Hong Kong

SJFZ is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended September 30, 2025 and 2024, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

Loss before income tax expense is attributable to the following tax jurisdictions:

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Hong Kong	(1,814)	(681)
Cayman Islands	(2,784)	(5,574)
Samoa	(4)	-
British Virgin Islands	(32)	-
Loss before income tax expense	(4,634)	(6,255)

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses for the six months ended September 30, 2025 and 2024.

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Loss before income tax expense	(4,634)	(6,255)

Tax at Hong Kong statutory tax rate of 16.5%	(764)	(1,032)
Effect of tax-exempt for the Company incorporated in Cayman Islands	459	920
Effect of tax-exempt for the Company incorporated in Samoa	1	-
Effect of tax-exempt for the Company incorporated in British Virgin Islands	5	-
Tax effect on non-assessable income	(1)	(1)
Tax effect on non-deductible expenses	6	4
Tax effect on deductible temporary differences	2	(3)
Tax effect on tax losses not recognized	292	112
Income tax expense	-	-

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAX (Cont)

The following table sets forth the significant components of the deferred tax assets of the Company as of September 30, 2025 and March 31, 2025:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Deferred tax assets, net:
Net operating loss carryforwards	429	137
Less: valuation allowance	(429)	(137)
Deferred tax assets, net	-	-

The movement of valuation allowance is as follows:

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
Beginning balance	137	-
Tax losses recognized	292	137
Ending balance	429	137

The Company had $2,600,000 and $830,000 unused tax losses carried forward as of September 30, 2025 and March 31, 2025. All the tax losses carryforwards will carryforward indefinitely. As of September 30, 2025 and March 31, 2025, no deferred tax assets have been recognized for these tax loss carry-forwards because management is not able to reliably estimate if and when the benefit of potential tax assets would be realized.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19. ACQUISITION OF SUBSIDIARIES

On September 3, 2025, the Company completed the acquisition of AlloyX Limited and its wholly-owned subsidiaries (“AlloyX”), pursuant to the Share Purchase Agreement dated as of August 11, 2025 with independent third parties to acquire 100% controlling ownership interest of AlloyX, whose principal activities are developing next-generation stablecoin infrastructure centered on tokenized money-market funds and cross-border payments. The Company issued an aggregate of 130,111,525 exchangeable shares, 106,779,926 shares from Class A and 23,331,599 shares from Class B, in its capital stock consideration of US$350,000,000. The acquisition is intended to expand the Company’s business.

As of September 30, 2025
$’000
Class A ordinary share ($0.0001 par value per share, 106,779,926 shares issued as purchase price)	11
Class B ordinary share ($0.0001 par value per share, 23,331,599 shares issued as purchase price)	2
Additional paid-in capital	349,987
Total consideration for acquisition	350,000

Allocation of the purchase consideration:
Cash and cash equivalents	760
Short-term investment	5,794
Other receivables, net	106
Amount due from related parties	203
Property and equipment, net	153
Right of use assets, operating leases	1,768
Goodwill	343,053
Total assets acquired	351,837

Accrued and other current liabilities	(6)
Amount due to related parties	(50)
Operating lease liabilities, current	(611)
Operating lease liabilities, non-current	(1,170)
Total liabilities assumed	(1,837)

Net assets acquired	350,000

From the acquisition date to the six months ended September 30, 2025, AlloyX contributed revenue of $4,916,000 and loss of $618,000 to the Company’s consolidated statements of operations and comprehensive loss.

The value of the goodwill can be attributed to a number of business factors, including expected synergies, future growth opportunities, and the assembled workforce, none of which qualify for separate recognition. The excess of purchase consideration over the fair value of net assets acquired was recorded as goodwill, which is not tax-deductible.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Company
Grow World LPF	Entity controlled by Mr. Lok and Ms. Yao
Grow World II LPF	Entity controlled by Mr. Lok and Ms. Yao
Solomon Capital Fund SPC	Entity controlled by Mr. Lok and Ms. Yao
Solowin Investment Limited	An associate of the Company until November 19, 2025
i-Golden Data Wealth Limited	Entity indirectly controlled by Mr. Lok
Solowin Digital Horizon SP	Entity controlled by Mr. Lok
Solomon Global Select Fund SPC	Entity controlled by Mr. Lok
Solowin Infinity Growth SP	Entity controlled by Mr. Lok
Vast Space Limited	Entity controlled by Mr. Lok
Well Insight Limited	Shareholder of the Company
Firewood Group Limited	Entity controlled by Mr. Zhu
Mr. Lok	Shareholder and director of the Company
Ms. Yao	Shareholder and director of the Company
Mr. Zhu	Shareholder and director of a subsidiary of the Company

Note:

As of August 2, 2024, Grow World LPF is no longer a related party to the Company, following a transfer of the Grow World LPF’s ownership to a third party. Additionally, the Company ceased to be Grow World LPF’s investment manager on August 6, 2024 and no income was recognized since August 6, 2024.

Related parties transactions

		For the six months ended September 30,
Name	Nature	2025	2024
		$’000	$’000
Grow World LPF	Asset management income	-	1
Grow World II LPF	Asset management income	28	78
Solomon Capital Fund SPC	Asset management income	300	301
Total asset management income		328	380

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. RELATED PARTY TRANSACTIONS AND BALANCES (Cont)

Balance with related parties

Name	Nature	As of September 30, 2025	As of March 31, 2025
		$’000	$’000
Grow World II LPF	Receivable from customers	30	4
Solomon Capital Fund SPC	Receivable from customers	247	42
Total receivable from customers		277	46

Grow World II LPF	Amount due from related parties	6	-
Solomon Capital Fund SPC	Amount due from related parties	11	12
i-Golden Data Wealth Limited	Amount due from related parties	97	-
Solowin Digital Horizon SP	Amount due from related parties	13	-
Solomon Global Select Fund SPC	Amount due from related parties	76	-
Solowin Infinity Growth SP	Amount due from related parties	3	-
Vast Space Limited	Amount due from related parties	12	-
Well Insight Limited	Amount due from related parties	7	-
Firewood Group Limited	Amount due from related parties	9	-
		234	12

Solowin Investment Limited	Amount due to a related party	(1)	-

Mr. Lok	Amount due to directors	(50)	(382)
Ms. Yao	Amount due to directors	(50)	(569)
Mr. Zhu	Amount due from a director of a subsidiary	18	-
		(82)	(951)

Amounts due from (to) related parties and directors are unsecured, non-interest bearing and repayable on demand. These balances are non-trade in nature except for $277,000 and $46,000 represented asset management income receivables as of September 30, 2025 and as of March 31, 2025, respectively.

Remuneration to senior management for the six months ended September 30, 2025 and 2024 were:

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Salaries and other short-term employee benefits	296	275
Payments to defined contribution pension schemes	3	6
Total	299	281

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21. REGULATORY REQUIREMENTS

The following table summarizes the minimum regulatory capital as established by the HKSFC that the Company were required to maintain as of September 30, 2025 and March 31, 2025 and the actual amounts of capital that were maintained.

Capital requirements as of September 30, 2025	Minimum regulatory capital requirements	Capital levels maintained
	$’000	$’000
Solomon JFZ (Asia) Holdings Limited	385	3,708

Capital requirements as of March 31, 2025	Minimum regulatory capital requirements	Capital levels maintained
	$’000	$’000
Solomon JFZ (Asia) Holdings Limited	386	3,957

The Company’s operation subsidiary maintains a capital level greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

22. CONCENTRATIONS AND RISKS

Credit risk

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiaries is located.

Cash segregated for regulatory purpose is deposited in financial institutions as required by the Hong Kong Securities and Futures Ordinance. These financial institutions are of sound credit ratings and hence management believes that there is no significant credit risk related to cash held for regulatory purpose.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22. CONCENTRATIONS AND RISKS (Cont)

Receivables from customers

The Company’s securities trading activities are transacted on either a cash or margin basis. The Company’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Company extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. IPO loans are exposed to credit risk from customers who fail to repay the loans upon IPO stock allotment. The Company monitors the customers’ collateral level and has the right to dispose of the newly allotted stocks once the stocks first start trading. No IPO loans are outstanding as of September 30, 2025 and March 31, 2025.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions by the settlement date, generally two business days after the trade date. If customers do not fulfil their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring customers to deposit sufficient cash and/or securities into their account prior to placing an order.

Other current assets

The Company is exposed to risk from other current assets. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

Concentration of credit risk

The Company’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

Details of the customers accounting for 10% or more of total revenue are as follows:

	For the six months ended September 30,
	2025	2025	2024	2024
	$’000%		$’000%
Customer A	*	*	317	30%
Customer B - a related party	*	*	301	29%
Customer C	*	*	199	19%
Customer D	1,000	17%	*	*
Customer E	1,000	17%	*	*
Customer F	1,787	31%	*	*
Customer G	1,044	18%	*	*

*	Less than 10% of total revenue

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22. CONCENTRATIONS AND RISKS (Cont)

Details of the customers accounting for 10% or more of total receivables from customers are as follows:

	As of September 30, 2025		As of March 31, 2025
	$’000%		$’000%
Customer B - a related party	247	4%	42	22%
Customer D	1,000	16%	*	*
Customer E	1,000	16%	*	*
Customer F	1,787	29%	*	*
Customer G	1,044	17%	*	*
Customer H	*	*	99	52%
Customer I	*	*	41	21%

*	Less than 10% of total receivables

Details of the customers accounting for 10% or more of total payables to customers are as follows:

	As of September 30, 2025		As of March 31, 2025
	$’000	%	$’000	%
Customer J	1,567	24%	1,568	31%
Customer K	1,404	22%	1,404	28%
Customer L	657	10%	655	13%

Details of the suppliers accounting for 10% or more of total virtual asset service costs are as follows:

	As of September 30, 2025		As of March 31, 2025
	$’000%		$’000%
Supplier A	1,733	35%	-	-
Supplier B	1,002	20%	-	-
Supplier C	970	20%	-	-
Supplier D	960	20%	-	-

Details of the suppliers accounting for 10% or more of total payables to virtual asset service providers are as follows:

	As of September 30, 2025		As of March 31, 2025
	$’000%		$’000%
Supplier A	1,733	35%	-	-
Supplier B	1,002	20%	-	-
Supplier C	970	20%	-	-
Supplier D	960	20%	-	-

The disclosure of customers represents separate and distinct customers and there are no customers listed that also comprise a significant percentage of either the Company’s revenues or receivables or payables for any year or period presented.

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Company is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liabilities are denominated in HKD which is the functional currency of the operating subsidiaries.

Market and geographic risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23. COMMITMENTS AND CONTINGENCIES

Commitments

The Company’s commitment for operating leases as of September 30, 2025 and March 31, 2025 are disclosed in Note 8 to the unaudited interim condensed consolidated financial statements.

Litigation and contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims or commitments that could have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, or operating results.

24. SUBSEQUENT EVENTS

The Company has assessed all events from September 30, 2025, up through January 9, 2026, which is the date of these unaudited interim condensed consolidated financial statements are available to be issued, except as disclosed below, there are no other material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements.

On November 26, 2025, the Company entered into securities purchase agreements with two institutional investors and agreed to issue an aggregate of 3,782,895 Class A Ordinary Shares, at a purchase price of $3.04 per share, to the investors for a total purchase price of approximately $11,500,000. As of the date of this report, the sale to one investor has closed, pursuant to which the Company issued 493,421 Class A Ordinary Shares, for gross proceeds of approximately $1,500,000.

On December 17, 2025, the compensation committee of the board of directors of the Company granted an aggregate of 578,900 options to purchase Class A Ordinary Shares of the Company, at an exercise price of US$4.00 per share to certain directors, executive officers and employees of the Company pursuant to the Company’s Amended and Restated 2023 Equity Incentive Plan.

On December 31, 2025, the Company entered into securities purchase agreements with Fourth Paradigm International Limited and agreed to sell to such Purchaser an aggregate of 512,821 class A ordinary shares, at a purchase price of $3.90 per share, in a registered direct offering, for aggregate gross proceeds of $2,000,000. As of the date of this report, the deal has not closed yet.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25. CONDENSED PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Solowin Holdings.

Condensed balance sheets

	As of September 30, 2025	As of March 31, 2025
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	409	27
Prepaid expenses and other current assets, net	741	458
Short-term investments	5,297	-
Amount due from a subsidiary	1,753	543
Amount due from a director	-	1
Total current assets	8,200	1,029

Non-current assets:
Interests in subsidiaries	354,771	4,688
Investment in associates	7,504	-
Long-term investments, net	494	368
Property and equipment, net	101	141
Operating lease right-of-use assets, net	184	453
Refundable deposits	-	289
Prepaid expenses, net	604	352
Total non-current assets	363,658	6,291
TOTAL ASSETS	371,858	7,320

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other borrowings	-	420
Accruals and other current liabilities	115	494
Operating lease liabilities - current	161	442
Amount due to a director	50	582
Amount due to a related party	1	-
Amount due to subsidiaries	76	32
Total current liabilities	403	1,970

TOTAL LIABILITIES	403	1,970

Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value per share; 950,000,000 shares authorized; 155,825,986 and 8,440,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025)	16	1
Class B Ordinary shares (US$0.0001 par value per share; 50,000,000 shares authorized; 31,371,599 and 8,040,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025)	3	1
Additional paid-in capital	387,997	19,122
Accumulated losses	(16,552)	(13,774)
Accumulated other comprehensive loss	(9)	-
Total shareholders’ equity	371,455	5,350

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	371,858	7,320

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25. CONDENSED PARENT ONLY FINANCIAL INFORMATION (Cont)

Condensed statements of operations and comprehensive loss

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Interest income	-	27

Expenses
Marketing and promotion expenses	511	932
Professional fee	1,310	297
Information technology expenses	284	23
Office expenses	336	334
Reversal of provision for expected credit losses	-	(410)
Employee benefits expenses	40	3,449
Referral fee	-	140
Share of results of an associate	(3)	27
Impairment loss of long-term investments	-	259
Other general and administrative expenses	305	550
Total expenses	2,783	5,601

Other income
Other income	5	-

Loss before income tax expense	(2,778)	(5,574)

Income tax expense	-	-

Net loss	(2,778)	(5,574)

Other comprehensive loss
Foreign currency translation adjustment	(9)	-

Total comprehensive loss	(2,787)	(5,574)

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25. CONDENSED PARENT ONLY FINANCIAL INFORMATION (Cont)

Condensed statements of cash flows

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Cash flows from operating activities:
Net loss	(2,778)	(5,574)
Adjustment to reconcile net loss to cash used in operating activities:
Depreciation of property and equipment	43	26
Depreciation of operating right-of-use assets	269	-
Reversal of provision for expected credit losses	-	(410)
Share based compensations	-	3,312
Share of results of an associate	(3)	27
Impairment loss of long-term investments	-	259
Interest income from loan to a third party	-	(26)
Change in operating assets and liabilities:
Change in refundable deposits	289	(6)
Change in prepaid expenses and other current assets	(534)	919
Change in amount due from a subsidiary	(1,791)	(184)
Change in accruals and other current liabilities	(799)	77
Change in operating lease liabilities	(282)	(13)
Cash used in operating activities	(5,586)	(1,593)

Cash flows from investing activities
Purchase of property and equipment, net	(3)	(18)
Purchase of short-term investments, net	(5,297)	-
Purchase of long-term investments, net	(126)	(658)
Repayment of loan from a third party	-	1,010
Cash (used in) provided by investing activities	(5,426)	334

Cash flows from financing activities
Proceeds from capital injection from investors	11,394	-
Cash provided by financing activities	11,394	-

Net change in cash and cash equivalents	382	(1,259)
Cash and cash equivalents at beginning of the period	27	1,357
Cash and cash equivalents at the end of the period	409	98

Supplemental schedule of non-cash investing and financing activities
Investment of associate through issuance of Class A Ordinary Shares	7,500	-

(i)	Basis of Presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on July 23, 2021 and as a holding company.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying unaudited interim condensed consolidated financial statements.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25. CONDENSED PARENT ONLY FINANCIAL INFORMATION (Cont)

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Solowin Holdings exceed 25% of the consolidated net assets of Solowin Holdings. A significant portion of the Company’s operations and revenue are conducted and generated by the Company’s wholly-owned subsidiary, SJFZ, which is licensed by the SFC in Hong Kong. The ability of this operating subsidiary to pay dividends to the Company may be restricted because this SFC licensed operating subsidiary is subject to the minimum paid-up capital and liquid capital requirements imposed by the SFO to maintain its business license and due to the availability of cash balances of this operating subsidiary.

As of September 30, 2025 and March 31, 2025, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the unaudited interim condensed consolidated financial statements, if any.